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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                       ENVIRONMENTAL TECTONICS CORPORATION
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                                (Name of Issuer)

                     Common Stock, $0.05 Par Value Per Share
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                         (Title of Class of Securities)

                                    294092101
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                                 (CUSIP Number)

                            Thomas K. Pasch, Esquire
                                 General Counsel
                             The Lenfest Group, LLC
                        1332 Enterprise Drive, Suite 200
                             West Chester, PA 19380
                                  610-918-8435
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                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                   copy to: Francis V. McNamara, III, Esquire
                                 Saul Ewing LLP
                            1200 Liberty Ridge Drive
                                    Suite 200
                                 Wayne, PA 19087
                                  610-251-5066

                                February 18, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               H.F. Lenfest

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   SOURCE OF FUNDS
               PF
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         2,455,940

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    3,813,748
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         2,455,940

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    0
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,455,940
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               (SEE INSTRUCTIONS)
                                                                      [X]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25.6%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN
________________________________________________________________________________






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Item 1.           Security and Issuer

         This Statement on Schedule 13D relates to common stock, par value $.05 per share, issuable pursuant to a 10.0% Senior Subordinated Convertible Note (the "Note") and a common stock purchase warrant (the "Warrant") of Environmental Tectonics Corporation (the "Issuer"), whose principal executive office is located at County Line Industrial Park, Southampton, PA 18966. The Common Stock is currently traded on the American Stock Exchange ("AMEX") under the symbol "ETC."

Item 2.           Identity and Background

         (a)-(c) This Schedule 13D is filed by H.F. Lenfest, an individual (the "Reporting Person"). The Reporting Person is President and Chief Executive Officer of The Lenfest Group, LLC, located at 1332 Enterprise Drive, Suite 200, West Chester, PA 19380.

         (d) The Reporting Person has not been convicted in a criminal proceeding in the past five years.

         (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration

         On February 18, 2003, the Issuer and the Reporting Person entered into a Convertible Note and Warrant Purchase Agreement (the "Agreement") pursuant to which the Reporting Person purchased the Note and the Warrant at a purchase price of $10,000,000. This transaction was funded from the Reporting Person's personal funds.

Item 4.           Purpose of Transaction


         The Reporting Person has and is acquiring the securities of the Issuer described in this Schedule 13D as an investment. The Reporting Person has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth below:

     o Under the terms of the Agreement, as long as the Reporting Person or any of his affiliates beneficially own five percent (5%) of the outstanding shares of common stock, calculated on a fully-diluted basis, the Issuer agrees to nominate for election to its Board of Directors the Reporting Person or a designee of the Reporting Person to serve in such capacity, and the Issuer agrees to use its best efforts to procure the election and reelection to the Board of Directors of the Reporting Person or his designee.


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     o    Upon each conversion of the Note or upon the grant by the Issuer of any of the 568,386 available but unissued stock options under the Issuer's stock option plan, the Issuer agrees to issue additional warrants entitling the Reporting Person to purchase shares of common stock equal to ten percent (10%) of the shares of common stock either issued upon such conversion of the Note or issuable upon the exercise of such stock options. The exercise price and other terms and conditions of these additional warrants shall be the same as may then apply to the original Warrant.

     o The number of shares of common stock issuable under the Warrant is subject to adjustment in accordance with anti-dilution provisions in the Warrant.

     o The Note bears interest on the outstanding principal amount at an annual rate equal to ten percent (10%). The Note permits the Issuer to defer its quarterly payments of interest, which, upon deferral, will be added to the principal and accrue interest thereon. At any time, or from time to time, the Reporting Person may convert all or a portion of the then outstanding principal balance of, and accrued and unpaid interest on, the Note into shares of common stock at a conversion price of $6.05 per share.

     o The aggregate number of shares that the Reporting Person may acquire pursuant to the exercise of the Warrant and conversion of the Note may not exceed 1,325,732 shares prior to the approval by the shareholders of the Issuer of the transactions contemplated by the Agreement.

Item 5.           Interest in the Securities of the Issuer

         (a)-(b) The Reporting Person may be deemed to be the beneficial owner of the shares of common stock underlying the Note and the Warrant. The Note is convertible into 1,652,892 shares of common stock at a conversion price of $6.05 per share. The Warrant entitles the Reporting Person to purchase 803,048 shares of common stock at an exercise price equal to the lesser of (i) $4.00 per share or (ii) 66 2/3 percent of the Market Price (as defined in the Warrant); provided, however, that if the Issuer's shareholders do not approve the transactions contemplated by the Agreement, the exercise price shall be the lower of (i) $2.00 per share or (ii) 66 2/3 percent of the Market Price and the aggregate number of shares that the Reporting Person may acquire pursuant to the exercise of the Warrant and conversion of the Note may not exceed 1,325,732 shares. If fully exercised, the Note and the Warrant would give the Reporting Person 2,455,940 shares of common stock, or 25.6% of the outstanding common stock, subject to further adjustment under possible future application of the anti-dilution provisions of the Warrant and future decisions by the Issuer concerning the deferral of some or all of future quarterly interest payments under the Note. The Reporting Person shall have the sole power to vote and dispose of the shares issued pursuant to the Note and the Warrant. In addition, the Reporting Person is the beneficiary of the stockholders voting agreement described in Item 6 below ("Voting Agreement"). As a condition to the purchase of the Note and the Warrant by the Reporting Person, certain stockholders were required to agree to vote the shares of common stock controlled by them in favor of the transactions contemplated by the Agreement, as further described in Item 6, below. As a result, although the Voting Agreement does not grant to the Reporting Person the right to vote the shares of common stock subject to the Voting Agreement, the Reporting Person has contractual remedies upon any breach of the Voting Agreement by the stockholders or the person to whom the proxies were granted, which remedies could include seeking specific performance of the terms of the Voting Agreement. Therefore, the Reporting Person may be deemed to have shared power to vote 3,813,748 shares of common stock controlled by certain stockholders who together control the voting power of greater than fifty percent (50%) of the issued and outstanding shares of common stock of the Issuer.

The Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission that such person is, for the purposes of sections 13(d) and 13(g) of the Securities Exchange Act, the beneficial owner of the shares of common stock of the Issuer to which the Reporting Person may be deemed to have shared power to vote.


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         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to the Section 713 of the Listing, Standards, Policies and Requirements of AMEX, stockholders owning a majority of the issued and outstanding shares of voting stock of a listed company must approve any transaction in which the listed company issues shares of, or securities convertible or exercisable into shares of, common stock representing twenty percent (20%) or more of the presently issued and outstanding common stock for less than the greater of book or market value of the common stock. Certain stockholders of the Issuer who control the voting power of greater than fifty percent (50%) of the issued and outstanding shares of common stock of the Issuer (the "Stockholders") entered into the Voting Agreement with the Reporting Person pursuant to which each of the Stockholders agreed to vote the shares of common stock controlled by them in favor of the transactions contemplated by the Agreement. Pursuant to the Voting Agreement, each Stockholder executed and delivered to William F. Mitchell ("Mitchell") an irrevocable proxy granting Mitchell the right to vote all of the Stockholder's shares in favor of the transactions contemplated by the Agreement and against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of the Issuer made in connection with the Agreement.

         Except for the right to receive common stock under the Note and the Warrant and as otherwise set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, any other person or the Issuer with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

         The following documents are filed as exhibits to this Schedule 13D:

     1. Convertible Note and Warrant Purchase Agreement by and between Environmental Tectonics Corporation and H.F. Lenfest, dated February 18, 2003.

     2.   Stockholders Voting Agreement by and among William F. Mitchell, Pete
          L. Stephens, M.D., Emerald Advisors, Inc., ETC Asset Management, LLC and H.F. Lenfest, dated February 18, 2003.

     3.   Irrevocable Proxy of William F. Mitchell, dated February 18, 2003.

     4.   Irrevocable Proxy of Pete L. Stephens, M.D., dated February 18, 2003.

     5.   Irrevocable Proxy of Emerald Advisors, Inc., dated February 18, 2003.

     6.   Irrevocable Proxy of ETC Asset Management, LLC, dated February 18,
          2003.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 28, 2003                           /s/ H.F. Lenfest
                                                   ---------------------------
                                                   H.F. Lenfest
                                                   Reporting Person



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                                  EXHIBIT INDEX


Exhibit 1. Convertible Note and Warrant Purchase Agreement by and between Environmental Tectonics Corporation and H.F. Lenfest, dated February 18, 2003.
Exhibit 2. Stockholders Voting Agreement by and among William F. Mitchell, Pete L. Stephens, M.D., Emerald Advisors, Inc., ETC Asset Management, LLC and H.F. Lenfest, dated February 18, 2003.
Exhibit 3.     Irrevocable Proxy of William F. Mitchell, dated February 18,
               2003.
Exhibit 4.     Irrevocable Proxy of Pete L. Stephens, M.D., dated February 1
               8, 2003.
Exhibit 5.     Irrevocable Proxy of Emerald Advisors, Inc., dated February 18,
               2003.
Exhibit 6. Irrevocable Proxy of ETC Asset Management, LLC, dated February 18, 2003.